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17005303

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 2 1 2017
Washington DC
416

SEC FILE NUMBER
8-67715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POWDER POINT FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Ridge Road
(No. and Street)

Marshfield	Massachusetts	02050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARJORIE KELLY 781 264-6045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. - Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth St.	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

B.S

OATH OR AFFIRMATION

I, Marjorie Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Powder Point Financial, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATTI J. ILES
MY COMMISSION # FF105022
EXPIRES: March 23, 2018

Marjorie Kelly
Signature

President
Title

Patti J. Iles
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POWDER POINT FINANCIAL, LLC

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN • CERTIFIED PUBLIC ACCOUNTANT • CPA
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Powder Point Financial, LLC
Marshfield, Massachusetts

We have audited the accompanying statement of financial condition of Powder Point Financial, LLC, (a Massachusetts limited liability company), as of December 31, 2016, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Powder Point Financial, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Powder Point Financial, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of Powder Point Financial, LLC's financial statements. The supplemental information is the responsibility of Powder Point Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 10, 2017

POWDER POINT FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

ASSETS	
Cash	$ 11,602
TOTAL ASSETS	11,602

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	5,000
TOTAL LIABILITIES	5,000
MEMBER'S EQUITY	
Member's Equity	6,602
TOTAL MEMBER'S EQUITY	6,602
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 11,602

POWDER POINT FINANCIAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE	
Fee revenues	$ -
TOTAL REVENUE	-
EXPENSES	
Regulatory fees	6,698
Professional fees	5,000
Insurance	576
Office expenses	1,426
TOTAL EXPENSES	13,700
NET INCOME (LOSS)	$ (13,700)

POWDER POINT FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBER'S EQUITY AT BEGINNING OF YEAR	$	6,802
Net income (loss)		(13,700)
Member contributions		13,500
Member distributions		-
MEMBER'S EQUITY AT END OF YEAR	$	6,602

POWDER POINT FINANCIAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(13,700)
Adjustments to reconcile net income (loss) to net cash provided by		
Operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		115
Increase (decrease) in operating liabilities:		
Accounts payable		-
Net Cash Provided by (used in) Operating Activities		(13,585)
CASH FLOWS FROM INVESTING ACTIVITIES		
Member contributions		13,500
Net Cash Provided by Investing Activities		13,500
NET (DECREASE) IN CASH		(85)
CASH AT BEGINNING OF YEAR		11,687
CASH AT END OF YEAR	$	11,602

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Powder Point Financial, LLC (the Firm) was formed in February of 2007 as a limited liability company under the laws of the State of Massachusetts. As such, the owner (the Member) is not liable for the debts of the Firm. The Firm is a registered broker-dealer located in Marshfield, Massachusetts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2016.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

e. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

NOTE 2: CONCENTRATIONS

The Firm's revenues are derived from retainer fees and finder's fees for identifying and introducing qualified investors to various investment advisors, limited partnerships and other similar entities. Revenues can be concentrated to a small number of customers.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (1) "Limited business (Mutual funds and/or annuities only)". During the year ended December 31, 2016 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2016, net capital as defined by the rules, equaled $6,602. The ratio of aggregate indebtedness to net capital was 75.73%. Net capital in excess of the minimum required was $1,602.

NOTE 5: INCOME TAXES

The Firm has elected to be treated as a Limited Liability Company under the Internal Revenue Code, having the Firm's income treated for federal income tax purposes substantially the same as if the Firm were a partnership. The Member's respective equitable shares in the net income of the Firm are reportable on the individual's tax return. Accordingly, the financial statements reflect no provisions or liability for federal income taxes.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2016.

The firm's federal and state income tax returns for 2013 through 2016 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2016 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 8: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2016. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

POWDER POINT FINANCIAL, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	6,602
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		6,602
Haircuts on securities		-
Net Capital	$	6,602
Aggregate Indebtedness	$	5,000
Net capital required based on aggregate indebtedness (6-2/3%)		334
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	1,602
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(A) - 10% of total aggreate indebteness		500
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	602
Percentage of Aggregate Indebtedness to Net Capital		75.73%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Member of
Powder Point Financial, LLC
Marshfield, Massachusetts

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2016 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 10, 2017

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Member of
Powder Point Financial, LLC
Marshfield, Massachusetts

In planning and performing our audit of the financial statements of Powder Point Financial, LLC as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered Powder Point Financial, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Powder Point Financial, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Powder Point Financial, LLC internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Powder Point Financial, LLC, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the provisions of Rule 15c3-3. Because Powder Point Financial, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Powder Point Financial, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Powder Point Financial, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at February 10, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 10, 2017

POWDER POINT FINANCIAL, LLC
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
DECEMBER 31, 2016

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Powder Point Financial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Powder Point Financial, LLC, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (1), and Powder Point Financial, LLC stated that Powder Point Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Powder Point Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 10, 2017

Powder Point Financial LLC
61 Ridge Road
Marshfield, MA 02050
powderpointfinl@gmail.com
781-264-6045
FAX: 781-319-2104

December 31, 2016

SEC

Dear Sir/Madam:

Powder Point Financial LLC claims an exemption from Rule 15c3-3 based upon the provisions of 15c3-3(k) (1) – limited business.

Powder Point Financial LLC has met these exemption provisions throughout the most recent fiscal year ended December 31, 2016.

Very truly yours,

Marjorie A. Kelly

Marjorie A. Kelly
President

POWDER POINT FINANCIAL, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2016

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"